UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                (Amendment No. 1)


                                 MENTORTECH INC.
                                 ---------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    587266107
                                    ---------
                                 (CUSIP Number)

                            Steven J. Glusband, Esq.
                            Carter, Ledyard & Milburn
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 27, 1999
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 587266107

1        NAME OF REPORTING PERSON: MASHOV COMPUTERS LTD.
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
         None

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:             (a) [x]
                                                                       (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS: WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e):                                   [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

     NUMBER OF     7       SOLE VOTING POWER:           0
      SHARES
   BENEFICIALLY    8       SHARED VOTING POWER:         2,227,897 shares*
     OWNED BY
       EACH        9       SOLE DISPOSITIVE POWER:      0
     REPORTING
    PERSON WITH    10      SHARED DISPOSITIVE POWER:    2,227,897 shares*

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON: 2,227,897 shares*

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                            [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 62.3%

14       TYPE OF REPORTING PERSON:  CO

_________________
* Includes 56,818 shares issuable upon exercise of currently exercisable warrants.

CUSIP No. 587266107

1        NAME OF REPORTING PERSON:             FORMULA SYSTEMS (1985) LTD.
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
         None

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:             (a) [x]
                                                                       (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS: N/A

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e):                                   [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

         NUMBER OF        7     SOLE VOTING POWER:           0
          SHARES
       BENEFICIALLY       8     SHARED VOTING POWER:         2,227,897 shares
         OWNED BY
           EACH           9     SOLE DISPOSITIVE POWER:      0
         REPORTING
        PERSON WITH       10    SHARED DISPOSITIVE POWER:    2,227,897 shares

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON: 2,227,897 shares

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                            [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 62.3%

14       TYPE OF REPORTING PERSON:  CO

Item 2. Identity and Background.

     Item 2 of this Statement is hereby amended and restated in its entirety to read as follows:

     This Amendment No. 1 of this Statement ("Amendment No. 1") is filed on behalf of Mashov Computers Ltd. ("Mashov Computers") and Formula Systems (1985) Ltd. ("Formula Systems"), both of which are corporations formed under the laws of the State of Israel. The principal business address and principal office of Mashov Computers is 5 HaPlada Street, Or-Yehuda, Israel 60218. The principal business address and principal office of Formula Systems is 39 Hagalim Boulevard, Herzeliya, Israel 46766.

     Mashov Computers is a software and information technology services company holding interests in Mentortech and other Israeli technology corporations. The common shares of Mashov Computers are publicly traded on the Tel-Aviv Stock Exchange. Formula Systems is a software and information technology services company whose ADRs are publicly traded in the United States, and is the owner of approximately 45% of the outstanding voting securities of Mashov Computers.

     The following is information concerning each executive officer or director of Mashov Computers:

1.       Name:      Roy Machnes

         Position with Mashov Computers:             Director

         Present Principal Occupation:

              Chief Executive Officer and Director, Mentortech
              Chairman and Director, Mashov Computers Marketing Ltd. ("Mashov Marketing"), 5 HaPlada Street, Or-Yehuda, Israel 60218

         Address:          Mentortech Inc.
                           462 Seventh Avenue
                           New York, New York 10018

         Citizenship:      Israeli


2.       Name:      Dan Goldstein

         Position with Mashov Computers:             Director

         Present Principal Occupation:

              Chairman, CEO and Director, Formula Systems
              Director, Mashov Marketing
              Director, Magic Software Enterprises Ltd. ("Magic Software"), 5 HaPlada Street, Or-Yehuda, Israel 60218

         Address:          5 HaPlada Street
                           Or-Yehuda, Israel 60218

         Citizenship:      Israeli


3.       Name:      David Assia

         Position with Mashov Computers:             Chairman and Director

         Present Principal Occupation:

              Executive Chairman, Magic Software
              Director, Mashov Marketing
              Director, Mentortech

         Address:          5 HaPlada Street
                           Or-Yehuda, Israel 60218

         Citizenship:      Israeli


4.       Name:      Jack Dunietz

         Position with Mashov Computers:    Chief Executive Officer and Director

         Present Principal Occupation:

              Director, Mashov Marketing
              Chief Executive Officer and Director, Magic Software Director, Mentortech

         Address:          5 HaPlada Street
                           Or-Yehuda, Israel 60218

         Citizenship:      Israeli


5.       Name:      Yoram Alster

         Position with Mashov Computers:             Director

         Present Principal Occupation:               Consultant

         Address:          5 HaPlada Street
                           Or-Yehuda, Israel 60218

         Citizenship:      Israeli


6.       Name:      Amir Geva

         Position with Mashov Computers:             Director

         Present Principal Occupation:               Consultant

         Address:          5 HaPlada Street
                           Or-Yehuda, Israel 60218

         Citizenship:      Israeli


7.       Name:      Elan Penn

         Position with Mashov Computers:             Vice President of Finance

         Present Principal Occupation:

              Chief Executive Officer, Sivan Computers Training Center(1994)Ltd. Chief Executive Officer and Director, Mashov Marketing
              Director, Mentortech

         Address:          5 HaPlada Street
                           Or-Yehuda, Israel 60218

         Citizenship:      Israeli

     During the past five years, neither Mashov Computers nor (to the best knowledge of Mashov Computers) any of its executive officers or directors listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of judicial or administrative body of competent jurisdiction, as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or State, or Israeli, securities laws, or finding of any violation with respect to such laws.

     The following is information concerning each executive officer or director of Formula Systems:

1.       Name:      Dan Goldstein

         Position with Formula Systems:              Chairman, CEO and Director

         Present Principal Occupation:

              Chairman, CEO and Director, Formula Systems
              Director, Mashov Computers
              Director, Mashov Marketing
              Director, Magic Software

         Address:          39 Hagalim Boulevard
                           Herzeliya, Israel 46766

         Citizenship:      Israeli

2.       Name:      Gad Goldstein

         Position with Formula Systems:              President and Director

         Present Principal Occupation:               President, Formula Systems

         Address:          39 Hagalim Boulevard
                           Herzeliya, Israel 46766

         Citizenship:      Israeli


3.       Name:      Shai Beilis

         Position with Formula Systems:

              Director and Director of Business Development

         Present Principal Occupation:

              Director of Business Development, Formula Systems

         Address:          39 Hagalim Boulevard
                           Herzeliya, Israel 46766

         Citizenship:      Israeli


4.       Name:      Yoav Shaham

         Position with Formula Systems:

              Director and Vice President of Marketing

         Present Principal Occupation:

             Vice President of Marketing, Formula Systems

         Address:          39 Hagalim Boulevard
                           Herzeliya, Israel 46766

         Citizenship:      Israeli


5.       Name:             Jacob Tenenboem

         Position with Formula Systems:              Director

         Present Principal Occupation:

              Vice Chairman of the Board of Directors
              Sintech Advanced Technologies Ltd.
              8 Maskit Street, Herzeliya, Israel

         Address:          39 Hagalim Boulevard
                           Herzeliya, Israel 46766

         Citizenship:      Israeli

6.       Name:      Yisrael Spiegler

         Position with Formula Systems:              Director

         Present Principal Occupation:

              Professor, Tel Aviv University, Graduate School of Management

         Address:          39 Hagalim Boulevard
                           Herzeliya, Israel 46766

         Citizenship:      Israeli


7.       Name:      Benyamin Maidan

         Position with Formula Systems:              Director

         Present Principal Occupation:

              Senior Vice President
              Tadiran Electronics Systems Ltd.
              4 Derech Ha-horesh, Yahud, Israel

         Address:          39 Hagalim Boulevard
                           Herzeliya, Israel 46766

         Citizenship:      Israeli


8.       Name:      Bruria Gross Prushansky

         Position with Formula Systems:

              Director, Secretary and General Counsel

         Present Principal Occupation:

              Director, Secretary and General Counsel, Formula Systems

         Address:          39 Hagalim Boulevard
                           Herzeliya, Israel 46766

         Citizenship:      Israeli

     During the past five years, neither Formula Systems nor (to the best knowledge of Formula Systems) any of its executive officers or directors listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of judicial or administrative body of competent jurisdiction, as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or State, or Israeli, securities laws, or finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of this Statement is hereby amended and restated in its entirety to read as follows:

     The shares of Common Stock and warrants to purchase Common Stock which are the subject of this Amendment No. 1 (see Item 4 below) were acquired with the working capital of Mashov Computers.

Item 4. Purpose of Transaction.

     Item 4 of this Statement is hereby amended and restated in its entirety to read as follows:

     Pursuant to a Securities Purchase Agreement dated January 27, 1999 by and among Special Situations Fund III, L.P., Special Situations Cayman Fund, L.P., Special Situations Private Equity Fund, L.P. and Mashov Computers Ltd., on February 3, 1999, Mashov Computers purchased in private transactions the following securities of the Issuer: 56,899 shares of Common

Stock from Special Situations Fund III, L.P. at an aggregate purchase price of $184,921.75; 18,966 shares of Common Stock from Special Situations Cayman Fund, L.P. at an aggregate purchase price of $61,639.50; and 113,636 shares of Common Stock at an aggregate purchase price of $369,317.00, and 56,818 warrants each to purchase a share of Common Stock at an aggregate purchase price of $130,681.40, from Special Situations Private Equity Fund, L.P.

     Mashov Computers and/or Formula Systems may, in the future, purchase additional shares of Common Stock and/or warrants to purchase Common Stock in private transactions or purchase additional shares of Common Stock in the public market. Such purchases of securities will be made for investment purposes.

     The Issuer is currently assessing its various activities in order to achieve profitable operations. To this end, the Issuer may engage in a recapitalization or seek to dispose by sale, transfer or merger certain of its or its subsidiaries' operations. The boards of directors of the Issuer, Mashov Computers and Formula Systems may consider such extraordinary corporate transactions as a merger, reorganization or liquidation of the Issuer or one or more of its subsidiaries in the future. At present, the Common Stock is not listed on a national securities exchange and has been eligible for termination of registration pursuant to Section 12(g)(4) of the Act since prior to the purchases described above in this Item 4.

     Apart from and subject to the foregoing, none of Mashov Computers, Formula Systems or, to their knowledge, any other person named in Item 2 of this Amendment No. 1 (in his capacity as a shareholder of the Issuer) has any plan or proposal which relates to or would result in: (a) the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)
a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of the foregoing. However, such plans or proposals may from time to time hereafter be considered by such persons in their capacities as directors or officers of the Issuer.

Item 5. Interest in Securities of the Issuer.

     Item 5 of this Statement is hereby amended and restated in its entirety to read as follows:

     (a) and (b) Following the acquisition of Common Stock and warrants to purchase Common Stock referenced in Item 4 of this Amendment No. 1, Mashov Computers is the beneficial owner of 2,227,897 shares of Common Stock, including 56,818 shares issuable upon the exercise of warrants. These 2,227,897 shares represent approximately 62.3% of the shares of Common Stock currently outstanding plus those issuable upon exercise of such warrants. By virtue of its control of the voting securities of Mashov Computers, Formula Systems may be considered to share with Mashov Computers the power to vote or dispose of any the interests that Mashov Computers holds in the Issuer.

     To the best knowledge of Formula Systems, none of its directors and officers are beneficial owners of shares of Common Stock. To the best knowledge of Mashov Computers, its directors and officers are beneficial owners (each with sole voting and dispositive power) of the shares of Common Stock set forth below:

                                       Number of Shares of
Director/Officer:                         Common Stock:
-----------------                         -------------

Roy Machnes                                  26,201
Jack Dunietz                                 73,258
David Assia                                  14,785

     In addition, Roy Machnes and Elan Penn are the holders of incentive stock options (the "Stock Options") granted in connection with their employment as Chief Executive Officer and (formerly) Chief Financial Officer, respectively. Such Stock Options vest according to the following schedules: Roy Machnes:

Vesting Date of                     Number of Options
Options                           Vesting on Such Date          Exercise Price
-------                           --------------------          --------------
August 1, 1997:                          13,541                      $4.67
August 1, 1998:                          13,541                      $4.67
November 12, 1998                        15,000                      $5.25
August 1, 1999:                          13,541                      $4.67
May 12, 1999                             15,000                      $5.25
May 12, 2000                             15,000                      $5.25

Elan Penn:


Vesting Date of               Number of Options
Options                     Vesting on Such Date               Exercise Price
-------                     --------------------               --------------
August 1, 1997:                     8,333                           $4.67
August 1, 1998:                     8,333                           $4.67
November 12, 1998                   7,500                           $5.25
August 1, 1999:                     8,333                           $4.67
May 12, 1999                        7,500                           $5.25
May 12, 2000                        7,500                           $5.25

     The exercise prices of the Stock Options were determined on the date of grant based on the fair market value of the Common Stock. The Stock Options are exercisable for a period of five years from the date on which such options vest, or until 3 months after the date of any termination of employment, whichever is earlier.

     (c) On December 14, 1998, Mashov Computers, Roy Machnes, Jack Dunietz and David Assia acquired the number of shares of Common Stock set forth below in connection with a distribution of Common Stock by way of a dividend by Mashov Computers Marketing Ltd., a majority-owned subsidiary of Mashov Computers, of all of the Common Stock owned by Mashov Computers Marketing Ltd. to its public shareholders.

                                               Number of Shares of
                                                  Common Stock
Shareholder of Issuer                        Acquired in Distribution
---------------------                        ------------------------

Mashov Computers                                     1,937,237
Roy Machnes                                           26,201

                                               Number of Shares of
                                                  Common Stock
Shareholder of Issuer                        Acquired in Distribution
---------------------                        ------------------------

Jack Dunietz                                          73,258
David Assia                                           14,785

     In addition, on December 22, 1998, Mashov Computers purchased 11,075 shares of Common Stock for $4.00 per share from Atmor, an unaffiliated Israeli corporation.

     (d) Reference is made to Items 5 (a), (b) and (c) of this Amendment No. 1.

     (e) Not applicable.

Item 7. Material to be Filed as Exhibits.

     Item 7 of this Amendment No. 1 is hereby amended and restated in its entirety to read as follows:

          1    -    Securities  Purchase  Agreement  dated January 27, 1999 by
                    and  among  Special   Situations  Fund  III,  L.P.,  Special
                    Situations  Cayman Fund, L.P.,  Special  Situations  Private
                    Equity Fund, L.P. and Mashov Computers Ltd.

          2    -    Agreement  between  Mashov  Computers and Formula  Systems dated  February  4,  1999,  Consenting  to Joint  Filing  of
                    Schedule 13D

                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: February 4, 1999


                                            MASHOV COMPUTERS LTD.



                                            By: /s/Jack Dunietz
                                            -------------------
                                            Chief Executive Officer



                                            FORMULA SYSTEMS (1985) LTD.



                                            By: /s/Dan Goldstein
                                            --------------------
                                            Chief Executive Officer

                                                                       EXHIBIT 1
                                                                       ---------

                        SPECIAL SITUATIONS FUND III, L.P.
                      SPECIAL SITUATIONS CAYMAN FUND, L.P.
                  SPECIAL SITUATIONS PRIVATE EQUITY FUND, L.P.

                             ---------------------

                             MASHOV COMPUTERS LTD.

                             ---------------------

                         SECURITIES PURCHASE AGREEMENT

                             ---------------------

     This Securities Purchase Agreement (this "Agreement") is made as of January 27, 1999 by and among Special Situations Fund III, L.P., Special Situations Cayman Fund, L.P. and Special Situations Private Equity Fund, L.P. (each, a "Seller") and Mashov Computers Ltd. ("Purchaser").

     WHEREAS, Purchaser wishes to purchase and each Seller wishes to sell certain securities of Mentortech, Inc. ("Mentortech") as set forth in this Agreement.

     NOW, THEREFORE, to effect such purchase and sale and in consideration of the mutual representations, warranties and agreements hereinafter set forth and intending to be legally bound by this Agreement, Purchaser and each Seller agree as follows:

     1. Sale and Purchase. Each Seller agrees to sell to Purchaser and Purchaser agrees to purchase from each Seller the number of shares of the common stock of Mentortech (the "Common Stock") and, if applicable, warrants to purchase shares of common stock of Mentortech (the "Warrants", and together with the Common Stock and any shares of common stock of Mentortech underlying the Warrants, the "Securities") set forth beside the name of each Seller on Schedule A attached hereto ("Schedule A"), for the aggregate purchase price (the "Purchase Price") set forth beside the name of each Seller on Schedule A, on the terms and conditions set forth in this Agreement. The Warrants shall be subject to the terms of the Warrant Agreement by and between Mentortech and Special Situations Private Equity Fund, L.P. dated December 10, 1997, a copy of which is attached hereto as Exhibit A.

     2. Payment of Purchase Price; Transfer of Securities. On a mutually agreed upon date (the "Closing Date"), Purchaser shall pay to each Seller the Purchase Price in immediately available or next day funds, as the parties hereto shall agree, to such account as each Seller shall designate, against delivery in escrow by each Seller to a law firm mutually agreeable to the parties hereto of a certificate for the Common Stock and, if applicable, a certificate for the Warrants, with such stock powers and assignment forms necessary to transfer to Purchaser good and marketable title to the Securities.

     3. Representations and Warranties of Seller. Each Seller represents and warrants to Purchaser as follows:

          (a) Each Seller has full power and authority to execute, deliver and perform under this Agreement and any documents necessary to transfer to Purchaser good and marketable title to the Securities (collectively, the "Transaction Documents") and to consummate the transactions contemplated thereby and to perform its obligations thereunder.

          (b)  The  execution,  delivery  and  performance  of  the  Transaction
     Documents by each Seller and the consummation by each Seller of the transactions contemplated therein have been duly authorized by all necessary action on the part of each Seller. As of the Closing Date, the Transaction Documents will be duly executed and delivered by each Seller. Upon due execution, the Transaction Documents will constitute the valid and binding obligations of each Seller enforceable against each Seller in accordance with their terms, except insofar as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws affecting the rights of creditors generally and by the discretion of courts in granting equitable remedies.

     4. Representations and Warranties of Purchaser. Purchaser represents and warrants to each Seller as follows:

          (a) Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Israel with full power and authority, corporate and other, to execute, deliver and perform under this Agreement and to consummate the transactions contemplated hereby and to perform its obligations hereunder.

          (b) The execution, delivery and performance of this Agreement by Purchaser and the consummation by Purchaser of the transactions contemplated herein have been duly authorized by all necessary corporate action on the part of Purchaser. Upon due execution, this Agreement will constitute the valid and binding obligations of Purchaser enforceable against Purchaser in accordance with its terms, except insofar as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws affecting the rights of creditors generally and by the discretion of courts in granting equitable remedies.

          (c) Purchaser will not sell or otherwise transfer the Securities without registration under the Securities Act of 1933, as amended (the "Securities Act") and any applicable state securities laws or an exemption therefrom. Purchaser represents that Purchaser is purchasing the Securities for Purchaser's own account, for investment and not with a view to resale or distribution except in compliance with the Securities Act and such "blue sky" laws as may be applicable. Purchaser has not offered or sold any portion of the Securities being acquired nor does Purchaser have any present intention of dividing such securities with others or of selling, distributing or otherwise disposing of any portion of such securities either currently or after the passage of a fixed or determinable period of time or upon the occurrence or non-occurrence of any predetermined event or circumstance in violation of the Securities Act.

     This Agreement may be signed in counterparts.

     IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first above written.

                                         SPECIAL SITUATIONS FUND III, L.P.



                                         By: /s/Austin Marxe
                                         -------------------
                                             General Partner


                                         SPECIAL SITUATIONS CAYMAN FUND, L.P.


                                         By: /s/Austin Marxe
                                         -------------------
                                             General Partner

                                         SPECIAL SITUATIONS PRIVATE EQUITY
                                         FUND, L.P.


                                         By: /s/Austin Marxe
                                         -------------------
                                             General Partner


                                         MASHOV COMPUTERS LTD.


                                         By: /s/Elan Penn
                                         ----------------
                                             Chief Financial Officer


                                         By: /s/Jack Dunietz
                                         -------------------
                                             Chief Executive Officer

                                   SCHEDULE A



                                                 Shares of            Number of
Seller:                                        Common Stock:          Warrants:         Purchase Price:
------                                         ------------           --------          --------------
Special Situations Fund III, L.P.                 56,899               None              $184,921.75
Special Situations Cayman Fund, L.P.              18,966               None              $ 61,639.50
Special Situations Private Equity
Fund, L.P.                                        113,636              56,818            $499,998.40



                                                                       EXHIBIT A

                                WARRANT AGREEMENT
                   -------------------------------------------

                                 MENTORTECH INC.
                   -------------------------------------------


     THIS WARRANT AGREEMENT (this "Agreement") dated as of December 10, 1997 is made by and between Mentortech Inc., a corporation organized under the laws of the State of Delaware (the "Company"), and Special Situations Private Equity Fund, L.P. (the "Warrantholder").

     Subject to the terms and conditions hereof, the Company agrees to issue to the Warrantholder, pursuant to a subscription agreement by and between the Company and the Warrantholder dated as of December 10, 1997 (the "Subscription Agreement"), warrants as hereinafter described (the "Warrants") to purchase up to an aggregate of 454,545 shares of the common stock of the Company, par value $.01 per share (the "Common Stock"), at a Warrant Price of U.S. $0.55 per share of Common Stock, subject to adjustment pursuant to Section 8 hereof. The
Warrants shall be subject to call by the Company as provided in Section 7 hereof. As used herein (i) the terms "Share" or "Shares" shall mean collectively the Common Stock issuable upon exercise of the Warrants together with any other securities issuable upon such exercise as provided in Section 8 of this
Agreement;  (ii)  the  term  "Warrants"  shall  include  any  and  all  warrants outstanding pursuant to this Agreement, including those evidenced by a certificate or certificates issued upon division, exchange or substitution pursuant to this Agreement; and (iii) the term "Warrant Price" shall mean the price per share of Common Stock at which the Common Stock shall at any time be purchasable upon exercise of the Warrants. In addition to the adjustments provided in Section 8 hereof, any fixed dollar per share amounts referenced in this Agreement shall be appropriately adjusted for any stock splits, subdivisions, stock dividends or stock distributions, combinations, reclassifications or consolidations or other changes to the Company's capital structure. Terms which are capitalized but not defined herein shall have the same meanings as in the Subscription Agreement. The issuance of the Warrants shall occur on each Closing Date, as provided in the Subscription Agreement upon receipt of payment therefor. Except where otherwise specified, the terms of this Agreement shall apply to all registered holders of Warrants.

     For the purpose of defining  the terms and  provisions  of the Warrants and
the  respective  rights  and  obligations   thereunder,   the  Company  and  the
Warrantholder, for value received, hereby agree as follows:

     Section 1. Transferability and Form of Warrants.

     1.1. Registration. The Warrants shall be numbered and shall be registered on the books of the Company when issued, in accordance with Delaware corporate practice.

     1.2. Transfer. The Warrants shall be transferable only on the books of the Company maintained at its principal office in New York, New York or wherever its principal office may then be located, upon delivery thereof duly endorsed by the Warrantholder seeking such transfer or by its duly authorized attorney or representative, accompanied by proper evidence of succession, assignment or authority to transfer. Upon any registration of transfer, the Company shall execute and deliver new Warrants to the person entitled thereto.

     1.3. Form of Warrants. The form of certificate evidencing the Warrants shall be substantially as set forth in Exhibit 1 attached hereto. Certificates evidencing the Warrants shall be executed on behalf of the Company by its Chairman, President or by any Vice President, shall be attested to by its Secretary or any Assistant Secretary, and shall be dated as of the date of execution thereof.

     1.4. Legend on Warrants and Shares. The Warrants, and the Shares issuable upon the exercise thereof, have not been registered under the Securities Act of 1933, as amended (the "Securities Act"). Each certificate for the Warrants shall bear the following legend:

          "THE WARRANTS REPRESENTED BY THIS CERTIFICATE, AND THE COMMON STOCK ISSUABLE UPON EXERCISE OF SUCH WARRANTS, HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. SUCH WARRANTS MAY NOT BE SOLD, AS SIGNED, EXCHANGED OR OTHERWISE TRANSFERRED IN ANY MANNER AND SUCH COMMON STOCK MAY NOT BE OFFERED FOR SALE, SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE."

And each certificate for the Shares shall bear the following legend:

          "THE COMMON STOCK REPRESENTED BY THIS CERTIFICATE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED

           STATES AND MAY NOT BE OFFERED FOR SALE, SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE."

     Any certificate issued at any time in exchange or substitution for any certificate bearing such legend (except a new certificate issued upon completion of a public distribution pursuant to a registration statement under the Securities Act of the securities represented thereby) shall also bear a like legend unless, in the opinion of the Company's counsel, the securities represented thereby need no longer be subject to such restrictions.

     Section 2. Exchange of Warrant Certificate. Any Warrant certificate may be exchanged for another certificate or certificates entitling a Warrantholder to purchase a like aggregate number of Shares as the certificate or certificates surrendered then entitles such Warrantholder to purchase. Any Warrantholder desiring to exchange a Warrant certificate shall make such request in writing delivered to the Company, and shall surrender, properly endorsed, the certificate evidencing the Warrant to be so exchanged. Thereupon, the Company shall execute and deliver to the person entitled thereto a new Warrant certificate as so requested.

         Section 3.  Term of Warrants; Exercise of Warrants; Market Price

     (a) Subject to the terms of this Agreement, each Warrantholder shall have the right, at any time during the period commencing at 9:00 a.m., Eastern Time, on December 10, 1997 (the "Commencement Date") and ending at 5:00 p.m., Eastern Time, on December 9, 1999 (the "Termination Date"), to purchase from the Company up to the number of fully paid and nonassessable Shares which such Warrantholder may at the time be entitled to purchase pursuant to this Agreement, upon surrender to the Company at its principal office of the certificates evidencing the Warrants to be exercised, with the purchase form duly completed and signed, and upon payment to the Company of the Warrant Price (as determined in accordance with the provisions of Section 8 hereof) for the number of Shares in respect of which such Warrants are then exercised, but in no event for fewer than 100 Shares (unless fewer than an aggregate of 100 Shares are then purchasable under all outstanding Warrants held of record by a Warrantholder). The Termination Date shall be extended for such number of days as (i) the Shares are not covered by and may not be sold pursuant to an effective registration statement under the Securities Act for any reason whatsoever (including, without limitation, any stop order or suspension), (ii) the Common Stock is not listed and trading on any national exchange or on the Nasdaq Stock Market, or is not traded on the Nasdaq OTC Bulletin Board, or (iii) the Shares are not listed on the principal exchange on which the Common Stock is listed or the Nasdaq Stock Market, if the Common Stock is listed thereon, or are not eligible for trading on the Nasdaq OTC

Bulletin Board, and for a period of 30 days thereafter. Payment of the aggregate Warrant Price shall be made in cash or by certified or cashier's check or any combination thereof.

     (b) Upon surrender of Warrant certificates and payment of the Warrant Price, the Company shall issue and cause to be delivered with all reasonable dispatch to or upon the written order of a Warrantholder, and (subject to Section 11 hereof) in such name or names as such Warrantholder may designate, a certificate or certificates for the number of full Shares so acquired upon the exercise of the Warrant, together with cash, as provided in Section 9 hereof, in respect of any fractional Shares otherwise issuable upon such surrender. Such certificate or certificates shall be deemed to have been issued and any person so designated to be named therein shall be deemed to have become a holder of record of such Shares as of the date of surrender of the Warrants being exercised and payment of the Warrant Price notwithstanding that the certificate or certificates representing such securities shall not actually have been delivered or that the stock transfer books of the Company shall then be closed. The Warrants shall be exercisable at the election of a Warrantholder either in full or from time to time in part and, in the event that a certificate evidencing Warrants is exercised in respect of fewer than all of the Shares specified therein at any time prior to the Termination Date, a new certificate evidencing the remaining portion of the Warrants shall be issued by the Company.

     (c) For all purposes of this Agreement, the term "Market Price" as of any specified date shall mean: (i) if the Common Stock is listed or admitted for trading on one or more United States national securities exchanges, the daily closing price for the Common Stock on that of such exchanges as may be designated by the Board of Directors of the Company (the "Board") as the principal exchange in the United States on which the Common Stock is listed;
(ii) if the Common Stock is not listed or admitted for trading on any United States national securities exchange, the daily closing bid price for the Common Stock on the Nasdaq National or SmallCap Market ("Nasdaq"); or (iii) if the Common Stock is not listed or admitted for trading on a United States national securities exchange or on Nasdaq, the closing bid price of the Common Stock on the Nasdaq OTC Bulletin Board as reported by the National Quotation Bureau Inc. In the event that it is impracticable for the Board to establish the Market Price of the Common Stock pursuant to this Section 3 on any specified date, the "Market Price" shall be determined in good faith by the Board, such determination to be conclusive.

     Section 4. Payment of Taxes. The Company will pay all taxes and fees, if any, attributable to the initial issuance of the Warrants or the issuance of the Shares upon exercise of the Warrants, except that the Company shall not be required to pay any tax or fee which may be payable in respect of any secondary transfer of the Warrants or such Shares.

     Section 5. Mutilated or Missing Warrants. In case the certificate or certificates evidencing any Warrants shall be mutilated, lost, stolen or destroyed, the Company shall, at the request of the affected Warrantholder, issue and deliver in exchange and substitution for and upon cancellation of the mutilated certificate or certificates, or in lieu of and substitution for the certificate or certificates lost, stolen or destroyed, a new Warrant certificate or certificates of like tenor and representing an equivalent right or interest, but only upon receipt of evidence satisfactory to the Company of the loss, theft or destruction of such Warrant and, if requested, at the cost and expense of the Warrantholder, a bond of indemnity in form and amount satisfactory to the Company. Applicants for such substitute Warrant certificates shall also comply with such other reasonable regulations as the Company may prescribe.

     Section 6. Reservation of Shares. There has been reserved, and the Company shall at all times keep reserved so long as any Warrants remain outstanding, out of its authorized share capital, such number of shares of Common Stock as shall be subject to purchase under all outstanding Warrants. Every transfer agent for the Common Stock and other securities of the Company issuable upon the exercise of Warrants will be irrevocably authorized and directed at all times to reserve such number of authorized shares of Common Stock and other securities as shall be requisite for such purpose. The Company will supply every such transfer agent with duly executed stock and other certificates, as appropriate, for such purpose and will provide or otherwise make available any cash which may be payable as provided in Section 9 hereof.

     Section 7. Callability of Warrants.

          (a) The Warrants shall, at the option of the Company, be subject to call, at a price of U.S. $.01 per Warrant outstanding (the "Call Price"), any time that the Market Price (as such term is defined in Section 3(c) hereof) of the Common Stock has closed at or above U.S. $1.00 for any 20 consecutive trading day period. Such call may only be made by the Company within 15 business days after the Common Stock has closed at or above U.S. $1.00 for any such 20 consecutive trading day period.

          (b) In the event that the Company shall exercise its right to call the Warrants pursuant to this Section 7, the Company shall cause written notice of such intention to call the Warrants to be delivered to the Warrantholder by first-class mail at the last address of the Warrantholder as then registered on the books of the Company not less than 30 days prior to the date on which the Warrants shall be called for redemption (the "Call Date") and the Call Price shall be paid to the Warrantholder by cash or check for the number of Warrants then held by the Warrantholder.

          (c) Upon due receipt of the notice referred to in Section 7(b), the Warrantholder shall have the right to exercise the Warrants in accordance with Section 3(a) hereof, provided that the Warrantholder shall exercise such right prior to the Call Date. In the event that the Warrantholder fails to exercise its right to exercise the Warrants in accordance with
     Section 3(a) prior to the Call Date, upon due payment of the Call Price, the Company and the Warrantholder shall have no further obligations under this Agreement.

          (d) Notwithstanding the foregoing, no day may be taken into account either (i) as a date on which the Market Price of the Common Stock closed at or above U.S. $1.00 for purposes of Section 7(a), or (ii) as part of the 30-day period, set forth in Section 7(b), between the date the Company notifies the Warrantholder of its intention to call the Warrants and the Call Date (i.e., such 30-day period shall be suspended on each day during such period) if (i) all Shares are not covered by and may not be sold pursuant to an effective registration statement under the Securities Act for any reason whatsoever, (ii) the Common Stock is not listed and trading on any national exchange or on the Nasdaq Stock Market, or is not traded on the Nasdaq OTC Bulletin Board, or (iii) the Shares are not listed on the principal exchange on which the Common Stock is listed or the Nasdaq Stock Market, if the Common Stock is listed thereon, or are not eligible for trading on the Nasdaq OTC Bulletin Board.

     Section 8. Adjustment of Number and Kind of Securities. The Warrant Price and the number and kind of securities purchasable upon the exercise of the Warrants shall be subject to adjustment from time to time upon the happening of certain events, as follows:

     8.1. Adjustments.

          (a) In case the Company shall (i) pay a dividend in Common Stock or make a distribution in Common Stock, (ii) subdivide its outstanding Common Stock, (iii) combine its outstanding Common Stock into a smaller number of shares of Common Stock, or (iv) issue, by reclassification of its Common Stock, other securities of the Company, the number of shares of Common Stock or other securities purchasable upon exercise of the Warrants immediately prior thereto shall be adjusted so that each Warrantholder shall be entitled to receive the kind and number of shares of Common Stock or other securities of the Company which it would have owned or would have been entitled to receive immediately after the happening of any of the events described above, had the Warrants been exercised immediately prior to the happening of such event or any Record Date (as defined below) with respect thereto. For purposes hereof, "Record Date" shall mean the date of closing the transfer books of the Company for the determination of the shareholders entitled to any relevant dividend, distribution, subscription rights or other rights or for the determination of shareholders entitled to vote on any proposed merger, dissolution, liquidation or winding up of the Company. Any adjustment made pursuant to this subsection 8.1(a) shall become effective immediately on the effective date of such event retroactive to the Record Date, if any, for such event.

          (b) In the event the Company shall issue or sell any shares of Common Stock for a consideration per share less than the Warrant Price in effect immediately prior to such issue or sale, then the Warrant Price in effect immediately prior to such issue or sale, shall be reduced to such lesser price calculated to the nearest cent) as shall be determined prior thereto by a fraction, the numerator of which shall be the sum of (i) the number of shares of Common Stock outstanding immediately prior to the issuance or sale of such additional shares and (ii) the number of shares of Common Stock which the aggregate consideration received for the issuance or sale of such additional shares would purchase at the Warrant Price then in effect, and the denominator of which shall be the number of shares of Common Stock outstanding immediately after the issuance or sale of such additional shares.

          (c) For the purpose of subsection 8.1(b), the following  subparagraphs
     (i) to (iii), inclusive, shall be applicable:

               (i) If at any time the Company shall issue or sell any rights to subscribe for, or any rights or options to purchase, Common Stock or any stock or other securities convertible into or exchangeable for Common Stock (such convertible or exchangeable stock or securities being hereinafter called "Convertible Securities"), whether or not such rights or options or the right to convert or exchange any such Convertible Securities shall be immediately exercisable, and the price per share for which Common Stock shall be issuable upon the exercise of such rights or options or upon conversion or exchange of such Convertible Securities (determined by dividing (1) the total amount, if any, received or receivable by the Company as consideration for the granting of such rights or options, plus the minimum aggregate amount of additional consideration payable to the Company upon the exercise of such rights or options, plus, in the case of any such rights or options which shall relate to Convertible Securities, the minimum aggregate amount of additional consideration, if any, payable upon the issue or sale of such Convertible Securities and upon the conversion or exchange thereof, by (2) the total number of shares of Common Stock issuable upon the exercise of such rights or options or upon the conversion or exchange of all such Convertible Securities issuable upon the exercise of such rights or options) shall be less than the Warrant Price in effect immediately prior to the time of the issue or sale of such rights or options, then the total number of shares of Common Stock issuable upon the exercise of such rights or options or upon conversion or exchange of the total amount of such Convertible Securities issuable upon the exercise of such rights or options shall (as of the date of granting of such rights or options) be deemed to be outstanding and to have been issued for such price per share, and except as provided in Section 8.1(i) below, no further adjustments of the Warrant Price shall be made upon the actual issue of such Common Stock or of such Convertible Securities, upon the exercise of such rights or options or upon the actual issue of such Common Stock upon conversion or exchange of such Convertible Securities.

               (ii) If at any time the Company shall issue or sell any Convertible Securities, whether or not the rights to exchange or convert thereunder shall be immediately exercisable, and the price per share for which Common Stock shall be issuable upon such conversion or exchange (determined by dividing (1) the total amount received or receivable by the Company as consideration for the issue or sale of such Convertible Securities, plus the minimum aggregate amount of additional consideration, if any, payable to the Company upon the conversion or exchange thereof, by (2) the total number of shares of Common Stock issuable upon the conversion or exchange of all such Convertible Securities) shall be less than the Warrant Price in effect immediately prior to the time of such issue or sale, then the total number of shares of Common Stock issuable upon conversion or exchange of all such Convertible Securities shall (as of the date of the issue or sale of such Convertible Securities) be deemed to be outstanding and to have been issued for such price per share, and, except as provided in Section 8.1(i) below, no further adjustments of the Warrant Price shall be made upon the actual issue of such Common Stock upon conversion or exchange of such Convertible Securities. In addition, if any issue or sale of such Convertible Securities shall be made upon exercise of any rights to subscribe for or to purchase or any option to purchase any such Convertible Securities for which adjustments of the Warrant Price shall have been or shall be made pursuant to other provisions of this subsection 8.1(c), no further adjustment of the Warrant Price shall be made by reason of such issue or sale.

               (iii) If at any time the Company shall set a Record Date for the purpose of entitling holders of Common Stock (1) to receive a dividend or other distribution payable in Common Stock or in Convertible Securities, or (2) to subscribe for or purchase Common Stock or Convertible Securities, then such Record Date shall be deemed to be the date of the issue or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

          (d) In case the Company shall distribute to all or substantially all holders of its Common Stock evidences of its indebtedness or assets (excluding cash dividends or distributions out of earnings) or rights, options, warrants or convertible securities containing the right to subscribe for or purchase shares of Common Stock (excluding those referred to in subsection 8.1(b) above and rights in connection with a shareholder rights plan), then in each case the number of Shares thereafter purchasable upon the exercise of the Warrants shall be determined by multiplying the number of Shares theretofore purchasable upon exercise of the Warrants by a fraction, of which the numerator shall be the then effective Warrant Price as of the date of such distribution calculated pursuant to this Section 8, and of which the denominator shall be such then effective Warrant Price on such date minus the then Fair Value (determined as provided below) of the portion of the assets or evidences of indebtedness so distributed or of such subscription rights, options, warrants or convertible securities applicable to one share. Such adjustment shall be made whenever any such distribution is made and shall become effective on the date of distribution retroactive to the Record Date for the determination of shareholders entitled to receive such distribution.

          For all purposes of this Agreement, "Fair Value" shall be determined in good faith by the Board, such determination to be conclusive.

          (e) No adjustment in the number of Shares purchasable pursuant to the Warrants shall be required unless such adjustment would require an increase or decrease of at least one percent in the number of Shares then purchasable upon the exercise of the Warrants; provided that any adjustments which by reason of this subsection 8.1(e) are not required to be made immediately shall be carried forward and taken into account in any subsequent adjustment.

          (f) Whenever the number of Shares purchasable upon the exercise of a Warrant is adjusted, as herein provided, the Warrant Price payable upon exercise of such Warrant shall be adjusted by multiplying such Warrant Price immediately prior to such adjustment by a fraction, of which the numerator shall be the number of Shares purchasable upon the exercise of the Warrant immediately prior to such adjustment, and of which the denominator shall be the number of Shares so purchasable upon the exercise of the Warrant immediately thereafter. In addition, whenever the Warrant Price shall be adjusted, the number of Shares purchasable upon exercise hereof simultaneously shall be adjusted by multiplying the number of Shares issuable immediately prior to such adjustment by the Warrant Price in effect immediately prior to such adjustment and dividing the product so obtained by the Warrant Price, as adjusted.

          (g) Whenever the number of Shares purchasable upon the exercise of Warrants, and/or the Warrant Price, are adjusted as herein provided, the Company shall cause to be promptly mailed to the Warrantholders by first class mail, postage prepaid, notice of such adjustment and a statement of the chief accounting officer of the Company setting forth the number of Shares purchasable upon the exercise of the Warrants and the Warrant Price after such adjustment, a brief statement of the facts requiring such adjustment, and the computation by which such adjustment was made.

          (h) For the purpose of this subsection 8.1, the term Common Stock shall mean (i) the class of Common Stock designated as the Common Stock of the Company at the date of this Agreement, or (ii) any other class of shares resulting from successive changes or reclassification of the Common Stock consisting solely of changes in par value, or from par value to no par value, or from no par value to par value. In the event that at any time, as a result of an adjustment made pursuant to this Section 8, a Warrantholder shall become entitled to purchase any securities of the Company other than Common Stock, (i) if the Warrantholders' right to purchase is on any other basis than that available to all holders of the Common Stock, the Board shall determine the Fair Value of such other securities and (ii) thereafter the number of such other securities so purchasable upon exercise of the Warrants shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Stock contained in this Section 8.

          (i) Upon the expiration of any rights, options, warrants or conversion privileges, if such shall not have been exercised, the number of Shares purchasable upon exercise of the Warrants, to the extent the Warrants have not then been exercised, shall, upon such expiration, be readjusted and shall thereafter be such as they would have been had they been originally adjusted (or had the original adjustment not been required, as the case may
     be) on the basis of (A) the fact that the only shares of Common Stock so issued were the shares of Common Stock, if any, actually issued or sold upon the exercise of such rights, options, warrants or conversion privileges, and (B) the fact that such shares of Common Stock, if any, were issued or sold for the consideration actually received by the Company upon such exercise plus the consideration, if any, actually received by the Company for the issuance, sale or grant of all such rights, options, warrants or conversion privileges whether or not exercised; provided, however, that no such readjustment shall have the effect of decreasing the number of Shares purchasable upon exercise of the Warrants by an amount in excess of the amount of the adjustment initially made in respect of the issuance, sale or grant of such rights, options, warrants or conversion privileges.

     8.2. No Adjustment for Dividends. Except as provided in subsection 8.1, no adjustment to the Warrants or any provision or condition thereof in respect of any dividends or distributions out of earnings of the Company shall be made during the term of the Warrants or upon the exercise of Warrants.

     8.3 No Adjustment in Certain Cases. No adjustment shall be made pursuant to
Section 8 hereof in connection with the grant or exercise of options to purchase Common Stock under any of the Company's employee benefit plans existing as of the date hereof.

     8.4. Preservation of Purchase Rights upon Reclassification, Consolidation, etc. In case of any consolidation of the Company with or merger of the Company into another entity or in case of any sale or conveyance to another entity of the property, assets or business of the Company as an entirety or substantially as an entirety, the Company or such successor or purchasing entity, as the case may be, shall execute with the Warrantholders an agreement that the Warrantholders shall have the right thereafter, upon exercise of the Warrants and payment of the Warrant Price in effect immediately prior to such consolidation, merger or sale, to purchase the kind and amount of shares and other securities and property which it would have been entitled to receive after the happening of such consolidation, merger, sale or conveyance had the Warrants been exercised immediately prior thereto. In the event of a merger described in Section 368(a)(2)(E) of the Internal Revenue Code of 1986 (or any successor provision), in which the Company is the surviving corporation, the right to purchase Shares under the Warrants shall terminate on the date of such merger and thereupon the Warrants shall become null and void, but only if the controlling corporation (after such event) shall agree to substitute for the Warrants its warrants entitling the holder thereof to purchase the kind and amount of shares and other securities and property which it would have been entitled to receive had the Warrants been exercised immediately prior to such merger. Any such agreements referred to in this subsection 8.4 shall provide for adjustments, which shall be as nearly equivalent as may be practicable to the adjustments provided for in
Section 8 hereof, and shall contain substantially the same terms, conditions and provisions as are contained herein immediately prior to such event. The provisions of this subsection 8.4 shall similarly apply to successive consolidations, mergers, sales or conveyances.

     8.5. Nominal Value of Common Stock. Before taking any action which would cause an adjustment effectively reducing the portion of the Warrant Price allocable to each share of Common Stock below the then nominal value per share of Common Stock issuable upon exercise of the Warrants, the Company will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue fully-paid and nonassessable Shares upon exercise of the Warrants.

     8.6. Independent Public Accountants. The Company may retain a firm of independent public accountants of recognized national standing in the United States (which may be any such firm regularly employed by the Company) to make any computation required under this Section 8, and a certificate signed by such firm shall be evidence of the correctness of any computation made under this
Section 8.

     8.7. Statement on Warrant Certificates. Irrespective of any adjustments in the number of securities issuable upon exercise of the Warrants, Warrant certificates theretofore or thereafter issued may continue to express the same number of securities as are stated in the similar Warrant certificates initially issuable pursuant to this Agreement. However, the Company may, at any time in its reasonable discretion, make any change in the form of the Warrant certificate that it may deem appropriate and that does not affect the substance thereof; and any Warrant certificate hereafter issued, whether upon registration of transfer of, or in exchange or substitution for, an outstanding Warrant certificate, may be in the form so changed.

     Section 9. Fractional Interests. The Company shall not be required to issue fractional Shares upon the exercise of any Warrant. If any fraction of a Share would, except for the provisions of this Section 9, be issuable on the exercise of any Warrant (or specified portion thereof), the Company shall pay an amount in cash equal to the Market Price (of the Common Stock for the 20 consecutive trading days immediately preceding the date the certificates evidencing the Warrants to be exercised are received by the Company at its principal office) multiplied by such fraction.

     Section 10. No Rights as Shareholder; Notices to Warrantholders. Nothing contained in this Agreement or in the Warrants shall be construed as conferring upon the Warrantholder or any transferee of any rights as a shareholder of the Company, including (without limitation) the right to vote, receive dividends, consent or receive notices as a shareholder in respect of any meeting of shareholders for the election of directors of the Company or any other matter. If, however, at any time prior to the expiration of the Warrants and prior to their exercise in full, any one or more of the following events shall occur:

               (a) any action  which  would  require an  adjustment  pursuant to
          Section 8.1 or 8.4; or

               (b) a dissolution, liquidation or winding up of the Company (other than in connection with a consolidation, merger or sale of its property, assets and business as an entirety or substantially as an entirety) shall be proposed;

then the Company shall give notice in writing of such event to each of the Warrantholders, as provided in Section 13 hereof, at least 20 days prior to the date fixed as the Record Date. Such notice shall specify such Record Date. Failure to mail or receive such notice or any defect therein shall not affect the validity of any action taken with respect thereto.

     Section 11. Restrictions on Transfer. The Warrantholder agrees and undertakes that if the Warrantholder proposes to sell or otherwise transfer any Warrants or Shares issuable upon exercise thereof, and if such Shares are not then registered for resale pursuant to an effective registration statement under the Securities Act, the Warrantholder proposing to make such transfer shall give written notice to the Company describing briefly the manner in which any such proposed transfer is to be made and no such transfer shall be made unless the Company shall have received an opinion of counsel for the Warrantholder reasonably acceptable to the Company, that registration under the Securities Act is not required with respect to such transfer.

Section 12.  Registration Rights.

     12.1 Registration Statement. The Company shall:

          (a) no later than 45 calendar days following the Final Closing, prepare and file with the Securities and Exchange Commission (the "Commission") a registration statement (the "Registration Statement") covering the resale of the Shares issuable upon exercise of the Warrants by the Warrantholder from time to time on the Nasdaq OTC Bulletin Board, or on such securities market or system on which the Common Stock shall then be publicly traded, or in privately negotiated transactions;

          (b) use its best efforts, subject to receipt of necessary information from the Warrantholder, to cause the Registration Statement to become effective as soon as possible thereafter;

          (c) prepare and file with the Commission such supplements and amendments to the Registration Statement and the prospectus used in connection therewith as may be necessary to comply with the provisions of the Securities Act until the later of such time as all of the Shares have been sold pursuant thereto or, by reason of Rule 144(k) under the Securities Act or any other rule of similar effect, such Shares are no longer required to be registered for the unrestricted sale thereof by the Warrantholder;

          (d) furnish to the Warrantholder such number of copies of prospectuses and preliminary prospectuses in conformity with the requirements of the Securities Act and such other documents as the Warrantholder may reasonably request, in order to facilitate the public sale or other disposition of all or any of the Shares held by the Warrantholder, provided, however, that the obligation of the Company to deliver copies of prospectuses or preliminary prospectuses to the Warrantholder shall be subject to the receipt by the Company of reasonable assurances from the Warrantholder that the Warrantholder will comply with the applicable provisions of the Securities Act and of such other securities or blue sky laws as may be applicable in connection with any use of such prospectuses or preliminary prospectuses;

          (e) file documents required of the Company for normal blue sky clearance in all states, provided, however, that the Company shall not be required to qualify to do business or consent to service of process in any jurisdiction in which it is not now so qualified or has not so consented;

          (f) bear all expenses in connection  with the procedures in paragraphs
     (a) through (e) of this Section 12.1, other than brokerage commissions or placement agent fees and fees and expenses, if any, of counsel or other advisers to the Warrantholder with respect to the registration and resale of the Shares; and

          (g) prepare and file additional listing applications for the Shares on the Nasdaq National or SmallCap Market or other exchange if the Shares are admitted for trading on such exchange.

          (h) use its best efforts to have the Registration Statement (or any supplement or amendment to the Registration Statement, if applicable) declared effective by the Commission as soon as practicable after the filing thereof, but in no event later than 120 calendar days following the Final Closing (the "First Target Effective Date"). If the Registration Statement (or any supplement or amendment to the Registration Statement, if applicable) is not declared effective by the First Target Effective Date, the Company shall use its best efforts to have the Registration Statement (or any supplement or amendment to the Registration Statement, if applicable) declared effective by the Commission as soon as practicable after the First Target Effective Date, but in no event later than 180 calendar days following the Final Closing (the "Second Target Effective Date"). If the Registration Statement (or any supplement or amendment to the Registration Statement, if applicable) is not declared effective by the Second Target Effective Date, the Company shall use its best efforts to have the Registration Statement (or any supplement or amendment to the Registration Statement, if applicable) declared effective by the Commission as soon as practicable after the Second Target Effective Date, but in no event later than 270 calendar days following the Final Closing (the "Final Target Effective Date"). If the Registration Statement (or any supplement or amendment to the Registration Statement, if applicable) has not become effective by the First Target Effective Date, then the Warrantholder shall be entitled to receive, in addition to any other remedies available at law or in equity, such number of Warrants equal to 10% of the Warrants then held by the Warrantholder. If the Registration Statement (or any supplement or amendment to the Registration Statement, if applicable) has not become effective by the Second Target Effective Date, then the Warrantholder shall be entitled to receive, in addition to any other remedies available at law or in equity, such number of Warrants equal to 10% of the Warrants then held by the Warrantholder (including any Warrants issued upon the penalty for missing the First Target Effective Date, if any). If the Registration Statement (or any supplement or amendment to the Registration Statement, if applicable) has not become effective by the Final Target Effective Date, then Warrantholder shall be entitled to receive, in addition to any other remedies available at law or in equity, such number of Warrants equal to 10% of the Warrants then held by the Warrantholder (including any Warrants issued upon the penalty for missing the First Target Effective Date and the Second Target Effective Date, if any). The number of Warrants that shall be used to calculate any payment under this Section 12.1(h) shall be appropriately adjusted for any stock splits, subdivisions, stock dividends or stock distributions, combinations, reclassifications or consolidations or other changes to the Company's capital structure. The Company shall issue and deliver the Warrants required to be delivered by the Company hereunder to the Warrantholder within 20 days following the First Target Effective Date, the Second Target Effective Date and the Final Target Effective Date, as the case may be.

     The  Company   understands  that  the  Warrantholder   disclaims  being  an
underwriter, but the Warrantholder being deemed an underwriter shall not relieve the Company of any of its obligations hereunder.

     12.2 Limitations on Transfer. The Warrantholder agrees that it will not effect any disposition of the Shares that would constitute a sale within the meaning of the Securities Act except as contemplated in the Registration Statements referred to in Section 12.1 or pursuant to an available exemption from registration under the Securities Act and applicable state securities laws, and further that as a condition to inclusion of the Shares in the Registration Statement the Warrantholder agrees to provide to the Company such information as it may reasonably request in order to include such Shares in such Registration Statement.

     12.3 Prospectus Delivery Requirements. The Warrantholder agrees not to make any sale of the Shares, pursuant to the Registration Statement referred to in
Section 12.1 without effectively causing the prospectus delivery requirements under the Securities Act to be satisfied. The Warrantholder acknowledges that there may occasionally be times when the Company must suspend the use of the prospectus forming a part of the Registration Statement until such time as an amendment to such Registration Statement has been filed by the Company and declared effective by the Commission or until the Company has amended or supplemented such prospectus. In the event that the Registration Statement has been suspended, the Company shall provide written notice of such suspension to the selling shareholders listed in the Registration Statement. In the event that such Registration Statement is no longer subject to such suspension, the Company shall provide written notice to such selling Shareholders that such Selling Shareholder may thereafter effect sales pursuant to said Registration Statement.


     12.4 Indemnification and Contribution.

          (a) For the purpose of this Section 12.4:

          (i) the term "Selling Shareholder" shall mean any person or entity selling Common Stock pursuant to the Registration Statement, and any affiliate thereof;

          (ii) the term  "Registration  Statement" shall include any preliminary
          prospectus,   final  prospectus,   exhibit,  supplement  or  amendment
          included in or relating to the Registration Statement; and

          (iii) the term "untrue statement" shall mean any untrue statement or alleged untrue statement of a material fact in the Registration Statement, or any omission or alleged omission to state in the Registration Statement a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

          (b) The Company agrees to indemnify and hold harmless each Selling Shareholder from and against any losses, claims, damages or liabilities to which such Selling Shareholder may become subject (under the Securities Act or otherwise) insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of, or are based upon, any untrue statement, or arise out of any failure by the Company to fulfill any undertaking included herein or in the Registration Statement, and the Company promptly will reimburse such Selling Shareholder for any legal or other expenses reasonably incurred in investigating, defending or preparing to defend any such action, proceeding or claim; provided, however, that the Company shall not be liable in any such case to the extent that such loss, claim, damage or liability arises out of, or is based upon, an untrue statement made in reliance upon and in conformity with written information furnished to the Company by or on behalf of such Selling Shareholder specifically for use in preparation of the Registration Statement, or the failure of such Selling Shareholder to comply with the covenants and agreements contained herein; provided further, that the indemnification contained in this Section 12.4 with respect to any prospectus after it has been amended or supplemented, shall not inure to the benefit of any Selling Shareholder (or any person controlling such Selling Shareholder) from whom the person asserting such loss, claim, damage, or liability shall have purchased Common Stock, that are the subject thereof if, after copies thereof have been delivered by the Company to such Selling Shareholder, such Selling Shareholder shall have failed to send or give a copy of the prospectus as then amended or supplemented, as the case may be, to such person at or prior to the confirmation of such sale of such Common Stock, to such person, and, if such loss, claim, damage or liability would not have arisen but for the failure of such Selling Shareholder to deliver the same.

          (c) The Warrantholder agrees to indemnify and hold harmless the Company (and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act, each officer of the Company who signs the Registration Statement and each director of the Company) from and against any losses, claims, damages or liabilities to which the Company (or any such officer, director or controlling person) may become subject (under the Securities Act or otherwise), insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of, or are based upon, any failure of the Warrantholder to comply with its covenants and agreements contained herein, or any untrue statement if such untrue statement was made in reliance upon and in conformity with written information furnished by or on behalf of the

     Warrantholder specifically for use in preparation of the Registration Statement, and the Warrantholder promptly will reimburse the Company (or such officer, director or controlling person), as the case may be, for any legal or other expenses reasonably incurred in investigating, defending or preparing to defend any such action, proceeding or claim.

          (d) Promptly after receipt by any indemnified person of a notice of a claim or the beginning of any action in respect of which indemnity is to be sought against an indemnifying person pursuant to this Section 12.4, such indemnified person shall notify the indemnifying person in writing of such claim or of the commencement of such action, and, subject to the provisions hereinafter stated, in case any such action shall be brought against an indemnified person and such indemnifying person shall have been notified thereof, such indemnifying person shall be entitled to participate therein, and, to the extent it shall wish, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified person. After notice from the indemnifying person to such indemnified person of its election to assume the defense thereof, such indemnifying person shall not be liable to such indemnified person for any legal expenses subsequently incurred by such indemnified person in connection with the defense thereof. In the event that the indemnifying party shall have assume the defense of such action, such indemnifying party shall not enter into any compromise or settlement without the indemnified party's prior written consent, which consent shall not be unreasonably withheld, delayed or denied.

          (e) In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this Section
     12.4 is due in accordance with its terms but for any reason is held to be unavailable or insufficient to hold harmless an indemnified party, the Company on the one hand and the Warrantholder on the other hand shall, in lieu of indemnifying such indemnified party, contribute to the aggregate losses, claims, damages or liabilities referred to in this Section 12.4 (including costs of any investigation and legal and other expenses reasonably incurred in connection therewith, and any amount paid in settlement of, any action, suit or proceeding or any claims asserted), in such proportions as is appropriate to reflect the relative benefits received by the Company and the Warrantholder from any offering of Common Stock and the relative fault of the Company and the Warrantholder in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault of the Company and the Warrantholder shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission related to information supplied by the Company (including for this purpose information supplied by any officer, director, employee or agent of the Company) or to written information furnished to the Company by or on behalf of the Warrantholder specifically for use in the preparation of the Registration Statement or any amendment thereof or supplement thereto, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. Notwithstanding the provisions of this Section 12.4 in no case shall the Warrantholder be liable or responsible for any amount in excess of the proceeds received by the Warrantholder from the sale of the Registerable Shares included in the Registration Statement, provided, however, that no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this
     Section 12.4, each person, if any, who controls the Warrantholder within the meaning of Section 15 of the Securities Act or Section 20(a) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act") shall have the same rights to contribution as the Warrantholder, and each person, if any, who controls the Company within the meaning of the Section 15 of the Securities Act or Section 20(a) of the Exchange Act, each director of the Company and each officer of the Company who shall have signed the Registration Statement shall have the same rights to contribution as the Company, subject to the immediately preceding sentence of this Section
     12.4. Any party entitled to contribution will, promptly after receipt of notice of commencement of any action, suit or proceeding against such party in respect of which a claim for contribution may be made against another party or parties under this Section 12.4, notify such party or parties from whom contribution may be sought, and the omission so to notify such party or parties from whom contribution may be sought shall relieve the party or parties from whom contribution may be sought (if such party was unaware of such action, suit, or proceeding and was materially prejudiced by such omission) from any liability under this Section 12.4, but not from any other obligation it or they may have hereunder or other than under this
     Section 12.4. No party shall be liable for contribution with respect to the settlement of any action, suit, proceeding or claim effected without its written consent. The obligations of the Warrantholder to contribute pursuant to this Section 12.4 are several in proportion to its respective number of Registerable Shares included in the Registration Statement and not joint.

     12.5  Elimination  of Transfer  Restrictions.  The  limitations  imposed by
Section 12.2 upon the transferability of the Shares shall cease and terminate as to any particular Shares when such Shares shall have been effectively registered under the Securities Act and sold or otherwise disposed of in accordance with the intended method of disposition set forth in the Registration Statement or at such time as an opinion of counsel of the Warrantholder satisfactory to the Company shall have been rendered to the effect that such restrictions are not necessary in order to comply with the Securities Act.

     12.6 Furnishing of Information. The Company shall:

          (a) make and keep public information available, as those terms are understood and defined in Rule 144 promulgated under the Securities Act ("Rule 144");

          (b) file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

          (c) furnish to the Warrantholder, promptly upon request, (i) a written statement by the Company that it has complied with the reporting requirements of the Securities Act and the Exchange Act, (ii) a copy of the most recent annual or periodic report of the Company and such other reports and documents so filed by the Company and (iii) such other information as may be reasonably requested to permit the Warrantholder to sell such securities pursuant to Rule 144 without registration.

     Section 13. Notices. Any notice pursuant to this Agreement shall be in writing and shall be deemed to have been duly given (i) if given by facsimile transmission on the business day on which such transmission is sent and confirmed, (ii) if given by air courier, two business days following the date it was sent or (iii) if mailed by certified mail, return receipt requested, ten business days following the date it was mailed, to the following addresses (unless another address is herein specified):

     If to the Warrantholder:

     To the address of the Warrantholder as shown on the books of the Company.

         With a copy to:
         Brean Murray & Co., Inc.
         570 Lexington Avenue, 11th Floor
         New York, New York 10022
         Attention: Ms. Joan Finsilver, Re: Mentortech Inc.
         Facsimile#: (212) 702-6548

         If to the Company, addressed to:
         Mentortech Inc.
         462 Seventh Avenue
         New York, New York 10018
         Attention: President
         Facsimile#: (212) 736-9046

Each party may from time to time change the address or fax number to which notices to it are to be delivered or mailed hereunder by notice in accordance herewith to the other party.

     Section 14. Successors. All the covenants and provisions of this Agreement by or for the benefit of the Company and the Warrantholder shall bind and inure to the benefit of their respective successors and assigns.

     Section 15. Applicable Law. This Agreement shall be deemed to be a contract made under the laws of the state of New York and for all purposes shall be construed in accordance with the internal laws of said sate (without reference to its rules as to conflicts of laws).

     Section 16. Benefits of this Agreement. Nothing in this Agreement shall be construed to give to any person or corporation other than the Company and the Warrantholder any legal or equitable right, remedy or claim under this Agreement. This Agreement shall be for the sole and exclusive benefit of the Company and the Warrantholder.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed, all as of the date and year first above written.


                             MENTORTECH INC.

                             By: /s/Terry Steinberg
                             ----------------------
                                 Terry Steinberg
                                 Vice President

                             SPECIAL SITUATIONS PRIVATE EQUITY FUND L.P.


                              By:  MG Advisors, L.L.C.
                                   General Partner


                              By: /s/David M. Greenhouse
                              --------------------------
                                   David M. Greenhouse
                                   Member

                          [FORM OF WARRANT CERTIFICATE]

                                                                       EXHIBIT 1


        "THE WARRANTS REPRESENTED BY THIS CERTIFICATE, AND THE COMMON STOCK ISSUABLE UPON EXERCISE OF SUCH WARRANTS, HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. SUCH WARRANTS MAY NOT BE SOLD, ASSIGNED, EXCHANGED OR OTHERWISE TRANSFERRED IN ANY MANNER AND SUCH COMMON STOCK MAY NOT BE OFFERED FOR SALE, SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE."




                                                   Warrant Certificate No. _____


                                 MENTORTECH INC.

                            (ORGANIZED UNDER THE LAWS
                            OF THE STATE OF DELAWARE)

                        WARRANTS TO PURCHASE COMMON STOCK

     This certifies that, for value received, _____________________ (the "Warrantholder") is the registered owner of ___ warrants (the "Warrants") to purchase from Mentortech Inc. (the "Company"), at any time prior to 5:00 p.m., Eastern Time, on December 9, 1999 (the "Termination Date"), one share of common stock of the Company, par value $0.01 per share (the "Common Stock") at an initial purchase price of U.S. $0.55 per share of Common Stock (the "Warrant Price"). The Warrants are subject to, and each Warrantholder, by acceptance of this certificate, consents to, all the terms and provisions of, the Warrant Agreement dated as of December 10, 1997, by and between the Company and the Warrantholder, pursuant to which the Warrants were issued (the "Warrant Agreement"). Any capitalized terms used herein and not defined herein shall have the meanings assigned to such terms in the Warrant Agreement. The Termination Date may be extended for a further period as provided in Section 3 of the Warrant Agreement.

     The Warrants evidenced hereby may be exercised in whole or in part by presentation of this Warrant Certificate with the Purchase Form herein duly executed, and simultaneous payment of the Warrant Price for each Warrant exercised, at the principal office of the Company. Payment of such price shall be made at the option of each Warrantholder in cash or by certified or cashier's check.

     Upon any partial exercise of the Warrants evidenced hereby, there shall be signed and issued to the Warrantholder effecting such partial exercise a new Warrant Certificate in respect of the Common Stock as to which the Warrants evidenced hereby shall not have been exercised. These Warrants may be exchanged at the office of the Company by surrender of this Warrant Certificate properly endorsed for one or more new Warrants of the same aggregate number of shares of Common Stock as here evidenced by the Warrant or Warrants exchanged. No fractional shares of Common Stock will be issued upon the exercise of rights to purchase hereunder, but the Company shall pay the cash value of any fraction upon the exercise of one or more Warrants. These Warrants are transferable at the office of the Company in the manner and subject to the limitations set forth in the Warrant Agreement.

     This Warrant Certificate does not entitle any Warrantholder to any of the rights of a shareholder of the Company.

                     [This space intentionally left blank.]

                                            MENTORTECH INC.


                                            By: /s/Terry I. Steinberg
                                            -------------------------
                                                   Vice President



ATTEST:

By: /s/ Adrienne Haber
----------------------
    Assistant Secretary

Dated: December 10, 1997

                                  PURCHASE FORM

Mentortech Inc.
462 Seventh Avenue
New York, New York 10018

         Pursuant to Section 3 of the Warrant Agreement, the undersigned hereby irrevocably elects to exercise the right of purchase represented by this Warrant Certificate for, and to purchase thereunder, __________ shares of Common Stock provided for therein, and requests that certificates for such Common Stock be issued in the name of:

                       -----------------------------------
  (Please Print or Type Name(s), Address and Taxpayer Identification Number(s))

                       -----------------------------------

                       -----------------------------------

                       -----------------------------------

If this Warrant Certificate is hereby being exercised with respect to fewer than all the shares of Common Stock specified herein, please issue a new Warrant Certificate for the unexercised balance of the Warrants, registered in the name of the undersigned Warrantholder or his assignee as below indicated and delivered to the address stated below.

Dated: _______________________

Name of Warrantholder(s)
    or Assignee(s) (Please Print):  _____________________________

                                    -----------------------------

Address (Please Print): ______________________________________

                  ----------------------------------------------

Signature(s):     ______________________________________________

                  ----------------------------------------------

                  Note: The above signature(s) must correspond exactly with the name(s) as written upon the face of this Warrant Certificate, without alteration or enlargement or any change whatever, unless these Warrants have been assigned.

                                   ASSIGNMENT
                 (To be signed only upon assignment of Warrants)

     FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto

                       -----------------------------------

                       -----------------------------------

                       -----------------------------------

     (Name(s) and Address(es) of Assignee(s) Must be Printed or Typewritten)

the  within   Warrants,   hereby   irrevocably   constituting   and   appointing
________________________ the undersigned's attorney-in-fact to transfer said Warrants on the books of the Company, with full power of substitution.


Dated:  __________              ___________________________________

                                        -----------------------------------
                            Signature(s) of Registered Holder(s)


                  Note: The above signature(s) must correspond exactly with the name(s) as written upon the face of this Warrant Certificate, without alteration or enlargement or any change whatever.

                                                                       EXHIBIT 2
                                                                       ---------

              AGREEMENT CONSENTING TO JOINT FILING OF SCHEDULE 13D

     THIS AGREEMENT is made on February 4, 1999 between Mashov Computers Ltd. ("Mashov Computers") and Formula Systems (1985) Ltd. ("Formula Systems", and collectively, the "Parties").

     WHEREAS, Mashov Computers is the beneficial owner of greater than 5% of the Common Stock of Mentortech Inc. (the "Issuer");

     WHEREAS, under the Securities Exchange Act of 1934, as amended (the "Act"), and the Rules and Regulations promulgated thereunder, Mashov Computers is required to file a Schedule 13D with the Securities and Exchange Commission (the "Commission") and the Issuer; and

     WHEREAS, Formula Systems is the beneficial owner of approximately 45% of the voting securities of Mashov Computers, and by virtue of such voting control is required by the Rules promulgated under the Act to file a Schedule 13D with the Commission in respect of the securities of the Issuer beneficially owned by Mashov Computers; and

     WHEREAS, the Parties desire that a joint statement on Schedule 13D be filed on their behalf.

     NOW THEREFORE, for good and valuable consideration, the sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

     1. Each of Mashov Computers and Formula Systems consent to the filing of a joint statement on Schedule 13D on behalf of each of them.

     2.   The Parties agree that this Agreement may be executed in counterparts.

     IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the date first above written.

                                            MASHOV COMPUTERS LTD.

                                            By: /s/Jack Dunietz
                                            -------------------
                                            Chief Executive Officer


                                            FORMULA SYSTEMS (1985) LTD.

                                            By: /s/Dan Goldstein
                                            --------------------
                                            Chief Executive Officer